Exhibit 21.1
INPIXON

List of Subsidiaries

Name of Subsidiary	State of Jurisdiction of Incorporation	Fictitious Name (if any)

Inpixon Canada, Inc.	Canada	None

Inpixon Limited	United Kingdom	None

Inpixon GmbH	Germany	None

Nanotron Technologies GmbH	Germany	None

Sysorex India Limited	India	None